UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

EQT Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of EQT Corporation Employee Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of  the EQT Corporation Employee Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Pittsburgh, Pennsylvania

June 24, 2014

/s/ Ernst & Young LLP

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Investments, at fair value:
Money market fund	$3,113,600	$3,170,527
Mutual funds	232,834,750	177,032,351
Common/collective trusts	22,830,060	23,617,045
Employer stock fund	63,590,832	46,461,110
Investments, at fair value	322,369,242	250,281,033

Exchange receivable	54,144	125,868
Notes receivable from participants	2,076,209	1,864,488
	2,130,353	1,990,356

Net assets, reflecting investments at fair value	324,499,595	252,271,389

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(321,365)	(640,487)
Net assets available for benefits	$324,178,230	$251,630,902

See accompanying notes to the financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,
2013

Additions:
Investment income:
Interest and dividends	$7,866,153
Net appreciation in fair value of investments	54,503,313
Total investment income	62,369,466

Interest on notes receivable from participants	89,369

Contributions:
Employer	14,635,650
Participant	12,936,081
Rollovers	1,578,011
Total contributions	29,149,742

Total additions	91,608,577

Deductions:
Benefits paid to participants	19,039,717
Other	21,532
Total deductions	19,061,249

Net increase in net assets available for benefits	72,547,328

Net assets available for benefits:
At beginning of year	251,630,902
At end of year	$324,178,230

See accompanying notes to the financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the EQT Corporation Employee Savings Plan (as amended, the Plan) provides only general information.  Participants should refer to the Plan and the summary plan description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan with 401(k) salary reduction and employee stock ownership plan features.  The Plan was originally adopted on September 1, 1985, by a predecessor of EQT Corporation and certain subsidiaries (Company or Companies).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Benefits Administration Committee (BAC), a named fiduciary of the Plan which is responsible for matters other than those that are investment-related.  The BAC has discretionary power and authority to construe, interpret and administer the Plan and may adopt rules and regulations for administering the Plan.  The Benefits Investment Committee (BIC) is the named fiduciary responsible for carrying out the investment-related provisions of the Plan.

During 2013 and 2012, all regular, full-time and certain part-time, non-represented employees of the Companies were eligible to participate in the Plan on their first day of employment.

Effective December 31, 2012 at 11:59 p.m. Eastern Standard Time, the EQT Corporation Savings and Protection Plan (the Savings and Protection Plan) was merged into the Plan, with the Plan being the surviving and continuing plan.  Effective at the time of the merger, employees of the Company covered by a collective bargaining agreement (represented participants) that provided for participation in the Savings and Protection Plan became eligible to participate in the Plan (including employees who participated in the Savings and Protection Plan immediately prior to the merger).

Contributions

All participants may elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible compensation, subject in each case to Internal Revenue Code (IRC) limitations.  These contributions are referred to as contract contributions.

All participants who are eligible to make contract contributions under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year.  The maximum catch-up contribution amount permitted under the IRC was $5,500 in 2013 and 2012.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Each pay period participants are eligible to receive a Company matching contribution equal to $0.50 per every $1.00 of contract contributions, up to 6% of compensation deferred (a maximum matching contribution of 3% of eligible compensation).

The Plan includes a “true-up” feature for all participants employed by the Company on the second regular pay date during December of each Plan year.  The “true-up” feature ensures that the participant receives the maximum Company matching contribution for the year if the participant contributes at least 6% of compensation for the year (regardless of the timing of the deferrals).  If the participant makes contract contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution in December.

Non-represented participants also may receive a retirement contribution, which is determined on an annual basis at the discretion of the Company.  During 2013 and 2012, the amount of the retirement contribution was 6% of eligible compensation.  During 2013, following the merger of the Savings and Protection Plan into the Plan, represented participants received a retirement contribution under the Plan if the retirement contribution was provided for under the terms of the applicable collective bargaining agreement.  The retirement contribution for all represented participants during 2013 was 6% of eligible compensation.

Each participant directs the investment of contract and after-tax contributions (together, elective contributions) under Plan provisions intended to comply with ERISA Section 404(c).  Each participant directs his or her elective contributions into various investment options offered by the Plan and may change his or her investment options on a daily basis.  If a participant refuses or fails to make an investment election, his or her elective contributions are invested in a qualified default investment option designated by the BIC under the Plan (currently the age-appropriate Fidelity Freedom K share fund, a life-cycle fund, based on the participant’s date of birth) until the participant makes his or her election.  The Company’s retirement and matching contributions are allocated among investment options in the same manner as the participant’s elective contributions are allocated.

A portion of the Plan is also an Employee Stock Ownership Plan (ESOP).  The ESOP feature operates as an account within the Plan that holds shares invested in the EQT Corporation Common Stock Fund.  Participants may elect to receive dividends from the ESOP in cash or by payment to their Plan accounts for reinvestment in EQT Corporation Common Stock.

Rollover Contributions

Participants are permitted to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings, and charged with an allocation of administrative expenses not paid by the Company.  Investment-related administrative expenses are allocated to participant accounts based on account balances.  Other administrative expenses not paid by the Company are allocated to participants on per capita or per transaction bases.  Each participant is entitled to the benefit provided from the participant’s vested account.

Vesting

Participants are 100% vested in the value of contract, after-tax, rollover and “catch-up” contributions made to the Plan.

If employment of a participant is terminated by the Company for any reason other than involuntary termination without cause, retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any Company contributions (matching and retirement).

Matching and retirement contributions vest in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest

Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Forfeitures of the non-vested portion of participant accounts are used to reduce future Company contributions.  Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the year ended December 31, 2013, forfeited non-vested accounts reduced Company contributions by $427,390.  At December 31, 2013 and 2012, the forfeited credit balance totaled $33 and $53,691, respectively.

Upon involuntary termination without cause, retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and retirement), regardless of years of continuous service completed.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The merger of the Savings and Protection Plan into the Plan represented a continuation of the Savings and Protection Plan, and not a termination; therefore, amounts attributable to Company contributions (matching and retirement) transferred from the Savings and Protection Plan to the Plan as a result of the merger are subject to the same vesting rules subsequent to the merger as applied to such amounts under the Savings and Protection Plan immediately prior to the merger.

In the event of a change in control, as defined in the Plan, all Company contributions (matching and retirement) become 100% vested immediately.

Payments of Benefits to Participants

Upon separation from service with the Company due to death, disability, retirement or termination of employment, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum distribution, a direct rollover or equal periodic payments over the lesser of the life expectancy of the participant and beneficiary or twenty (20) years.  As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum amount equal to the lesser of $50,000 or 50% of the participant’s vested eligible account balance.  Loan terms may not exceed 5 years or, for the purchase of a primary residence, up to 30 years.  The $50,000 limit, when applied, is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  A participant may not apply for a second loan if a loan is outstanding.  The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate remains the same for the entire period of the loan.  Principal and interest are paid ratably through payroll deductions.  Upon termination of employment, if the loan is not repaid, it will automatically be treated as a distribution to the participant after 30 days.

As a result of the merger of the Savings and Protection Plan into the Plan, all loans from the Savings and Protection Plan were transferred to the Plan and remained payable according to their original terms and conditions.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Exchange Receivable

When selling Company common stock, the stock sale will be processed on the trade date, and the exchange into another investment option will be processed three business days after the trade date.  Any transfer not processed prior to December 31, 2013 or 2012, respectively, is accounted for as an exchange receivable in the statements of net assets available for benefits.

Administrative Expenses

Administrative expenses associated with the Plan may be paid out of Plan assets.  The expenses paid out of Plan assets are included in the Other line item in the accompanying statement of changes in net assets available for benefits.  Investment management fees are paid by Plan participants based on participation in the various funds.  In 2013, the funds’ operating expense ratios ranged from 0.05% to 1.29% based on the funds’ most recent prospectuses, with an assumed/actual recordkeeping offset of 0.00% to 0.35%.  Fund operating expenses are deducted from fund investment returns.

Effective October 1, 2013, the Plan was amended to change the fees for recordkeeping services and other general administration activities related to operating the Plan (Plan Administration Fees) to a fixed annual amount of $73 per participant, payable on a quarterly basis.  Negotiated fee offsets (revenue sharing arrangements) between the Plan’s recordkeeper and certain professionally managed funds offered by the Plan are applied to and reduce the Plan Administration Fees.  If the fee offsets for a quarter exceed the Plan Administration Fees for the quarter, a credit is applied, which, beginning in the first quarter of 2014, is allocated to all Plan participants based on participant account balances, exclusive of any outstanding loan balances, at the end of the applicable quarter.

Effective October 1, 2013, an annual fee of 0.05%, payable quarterly, is assessed on the EQT Corporation Common Stock Fund (Employer Stock Fund) and paid by Plan participants with a balance in an Employer Stock Fund account on the last business day of each quarter.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investments

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at a measurement date.  However, if an investment contract is a fully benefit-responsive investment contract, the contract is also required to be reported at contract value because contract value is the amount a participant would receive if he or she initiated a permitted transaction under the terms of the Plan.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan invests in the Fidelity Managed Income Portfolio II Fund (the Managed Income Portfolio), a fully benefit-responsive investment contract, through a common/collective trust.  The statements of net assets available for benefits in this Annual Report present the fair value of the Managed Income Portfolio in the Common/collective trusts line item and its adjustment from fair value to contract value due to its nature as a fully benefit-responsive investment contract.  The fair value of the Plan’s interest in the Managed Income Portfolio is based on information reported by the issuer of the common/collective trust at year-end in accordance with fair value requirements.  The contract value of the Managed Income Portfolio is based on contributions to the Managed Income Portfolio, plus earnings, and less participant withdrawals and administrative expenses.  Participant directed redemptions can be made on any business day but must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur; however, withdrawals directed by the Plan must be preceded by twelve months written notice to the Plan’s trustee.

The Plan’s other investments are reported at fair value in the statements of net assets available for benefits.  See Note 4 for additional information regarding the fair value of the Plan’s investments.

The Employer Stock Fund consists of EQT Corporation common stock (Company common stock).  The Plan held 708,257 and 787,695 shares of Company common stock as of December 31, 2013 and 2012, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when incurred.  No allowance for credit losses has been recorded as of December 31, 2013 and 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution pursuant to the terms of the Plan, the notes receivable balance is reduced and a benefit payment is recorded.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	As of December 31,
	2013		2012

Employer stock fund	$63,590,832		$46,461,110
Fidelity Managed Income Portfolio II **	22,830,060		23,617,045
MFS Massachusetts Investor Growth	21,548,321		17,155,975
Fidelity Freedom K 2025 Fund	17,003,355		12,298,313	*
Oppenheimer Developing Markets Fund	14,444,761	*	13,418,050
PIMCO Total Return Institutional Fund	11,388,713	*	14,030,227

*                Investment does not represent 5% or more for the respective period.

**        The contract value of the Fidelity Managed Income Portfolio II Fund is $22,508,695 and $22,976,558 at December 31, 2013 and 2012, respectively.

The Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Changes in Fair Value
for the Year Ended
December 31, 2013

Investments at fair value as determined by quoted market prices:
Mutual funds	$ 31,466,188
Employer stock fund	23,037,125

$ 54,503,313

4. Fair Value Measurements

The Plan has an established process for determining fair value for its financial instruments, which consist of a money market fund, mutual funds, Company common stock and common/collective trusts.  The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•       quoted prices for similar assets or liabilities in active markets;

•                      quoted prices for identical or similar assets or liabilities in inactive markets;

•                      inputs other than quoted prices that are observable for the asset or liability; and

•                      inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Company common stock: Valued at the closing price on the last trading date of the Plan year, reported on the active market on which the individual securities are traded.

Money market fund: Valued at quoted market prices in an exchange and active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Mutual funds: Valued at quoted market prices in an exchange and active market that represents the NAV of shares held by the Plan at year-end.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common/collective trusts: The units of the Managed Income Portfolio are valued at fair value using the net asset value as determined by the issuer based on current fair values of the underlying assets of the fund. These are calculated by the issuer utilizing either quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services or dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.  The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value.

The preceding methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Money market fund	$3,113,600	-	-	$3,113,600
Mutual funds:
Blended investment funds	106,157,529	-	-	106,157,529
Large cap investment funds	59,753,932	-	-	59,753,932
International investment funds	27,061,142	-	-	27,061,142
Income investment funds	15,185,429	-	-	15,185,429
Mid cap investment funds	12,478,650	-	-	12,478,650
Small cap investment funds	12,198,068	-	-	12,198,068
Employer stock fund	63,590,832	-	-	63,590,832
Common/collective trust	-	$22,830,060	-	22,830,060

Total investment assets at fair value	$299,539,182	$22,830,060	-	$322,369,242

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Money market fund	$3,170,527	-	-	$3,170,527
Mutual funds:
Blended investment funds	76,800,576	-	-	76,800,576
Large cap investment funds	43,233,569	-	-	43,233,569
International investment funds	23,113,256	-	-	23,113,256
Income investment funds	17,953,506	-	-	17,953,506
Mid cap investment funds	8,527,113	-	-	8,527,113
Small cap investment funds	7,404,331	-	-	7,404,331
Employer stock fund	46,461,110	-	-	46,461,110
Common/collective trust	-	$23,617,045	-	23,617,045

Total investment assets at fair value	$226,663,988	$23,617,045	-	$250,281,033

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC.  In the event of termination of the Plan, the interests of all affected participants will become fully vested.

6. Risks and Uncertainties

The Plan invests in various investment securities, including shares of Company common stock, that are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances under the Plan and the amounts reported in the statements of net assets available for benefits.

7. Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund, mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate thereof (Fidelity).  Fidelity is the trustee and recordkeeper of the Plan and, therefore, these transactions may qualify as party-in-interest transactions under ERISA.  Transactions with respect to notes receivable from participants and the Employer Stock Fund also qualify as party-in-interest transactions due to the relationships between the participants, on the one hand, and the Company and the Plan, on the other hand.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan received a determination letter from the IRS dated October 31, 2011, stating that the Plan was qualified under Section 401(a) of the IRC and, therefore, the related trust was exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan remains qualified and tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has determined that, as of December 31, 2013 and 2012, no uncertain tax positions existed or were expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2010.

9. Sale of Properties

On December 17, 2013, the Company and its wholly-owned subsidiary Distribution Holdco, LLC (Holdco) completed the previously announced transactions contemplated by the Master Purchase Agreement, dated as of December 19, 2012 (as amended, the Master Purchase Agreement), by and among the Company, Holdco and PNG Companies LLC (PNG Companies), and the Asset Exchange Agreement, dated as of December 19, 2012 (as amended, the Asset Exchange Agreement), by and between the Company and PNG Companies.  PNG Companies is the parent company of Peoples Natural Gas Company LLC.  Pursuant to the Master Purchase Agreement and the Asset Exchange Agreement, the Company and Holdco transferred 100% of their ownership interests in Equitable Gas Company, LLC (Equitable Gas) and Equitable Homeworks, LLC (Homeworks) to PNG Companies (the Equitable Gas Transaction).

As a result of the closing of the Equitable Gas Transaction, EQT Corporation fully vested all unvested account balances related to Company contributions (retirement and matching) under the Plan for any participants who were employees of Equitable Gas or Homeworks on the closing date of the transaction.  In addition, such participants were permitted to roll over their full account balances in the Plan, including any outstanding Plan loans that were not in default, to the PNG Companies LLC Salaried Savings Plan.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

10. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits reported in the financial statements to the amounts reported on the Form 5500:

	As of
	December 31,
	2013	2012

Net assets available for benefits as reported in the Plan’s financial statements	$324,178,230	$251,630,902
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	321,365	640,487

Net assets available for benefits as reported on the Form 5500	$324,499,595	$252,271,389

The following is a reconciliation of investment income from investments as reported in the financial statements to the amounts reported on the Form 5500:

Year Ended
December 31, 2013

Interest and dividends from investment accounts	$7,866,153
Net appreciation in fair value from investment accounts	54,503,313
Investment income from investments as reported in the financial statements	62,369,466
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(319,122)

Investment income from investments as reported on the Form 5500	$62,050,344

SUPPLEMENTARY FINANCIAL INFORMATION

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Plan No. 202     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets Held at

December 31, 2013

(a)	(b)		(d)	(e)
	Identity of Issue, Borrower,	(c)		Current
	Lessor, or Similar Party	Description of Investment	Cost	Value

*	Employer stock fund	EQT securities - common stock	(a)	$63,590,832
*	Fidelity Managed Income Portfolio II	Common/collective trust	(a)	22,830,060
	MFS Massachusetts Investors Growth Stock Fund	Mutual fund	(a)	21,548,321
*	Fidelity Freedom K 2025 Fund	Mutual fund	(a)	17,003,355
	AF Washington Mutual Investors Fund R6	Mutual fund	(a)	16,068,827
	Oppenheimer Developing Markets Fund	Mutual fund	(a)	14,444,761
*	Fidelity Freedom K 2040 Fund	Mutual fund	(a)	12,953,550
*	Fidelity Diversified International Fund Class K	Mutual fund	(a)	12,616,381
*	Fidelity Contrafund Class K	Mutual fund	(a)	12,114,097
*	Fidelity Freedom K 2020 Fund	Mutual fund	(a)	11,859,297
*	Fidelity Freedom K 2030 Fund	Mutual fund	(a)	11,619,953
*	Fidelity Freedom K 2035 Fund	Mutual fund	(a)	11,573,753
	PIMCO Total Return Institutional Fund	Mutual fund	(a)	11,388,713
*	Fidelity Balanced Fund Class K	Mutual fund	(a)	10,808,003
*	Fidelity Freedom K 2045 Fund	Mutual fund	(a)	9,714,459
*	Fidelity Freedom K 2015 Fund	Mutual fund	(a)	8,632,355
*	Fidelity Freedom K 2050 Fund	Mutual fund	(a)	8,054,477
	American Beacon Small-Cap Value Fund	Mutual fund	(a)	8,015,073
	GS Growth Opportunities Institutional Fund	Mutual fund	(a)	7,009,483
*	Spartan 500 Index Fund	Mutual fund	(a)	6,354,154
	GS Mid Cap Value Institutional Fund	Mutual fund	(a)	5,469,167
*	Fidelity Stock Selector Small Cap Fund	Mutual fund	(a)	4,182,995
	PIMCO High Yield Institutional Fund	Mutual fund	(a)	3,796,716
*	Spartan Total Market Index Fund	Mutual fund	(a)	3,668,533
*	Fidelity Treasury Only Money Market Fund	Money market	(a)	3,113,600
*	Fidelity Freedom K 2010 Fund	Mutual fund	(a)	1,918,342
*	Fidelity Freedom K Income Fund	Mutual fund	(a)	928,437
*	Fidelity Freedom K 2055 Fund	Mutual fund	(a)	783,058
*	Fidelity Freedom K 2005 Fund	Mutual fund	(a)	308,490
*	Notes receivable from participants	Participant loans - 4.25% to 9.75% **	-	2,076,209

				$324,445,451

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*   Party in interest to the Plan.

**   Maturities extend through year 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration Committee

June 24, 2014

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	20